PATTERSON COMPANIES, INC.

1031 MENDOTA HEIGHTS ROAD

ST. PAUL, MINNESOTA 55120

September 24, 2020

VIA EDGAR

Linda Cvrkel and Rufus Decker

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Patterson Companies, Inc.
Form 10-K for Fiscal Year Ended April 25, 2020
Filed June 24, 2020
File No. 000-20572

Dear Ms. Cvrkel and Mr. Decker:

On behalf of Patterson Companies, Inc., I am writing in response to the follow-up comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission received by letter dated August 21, 2020. Our response follows the question included in your letter.

Form 10-K for Fiscal Year Ended April 25, 2020

Item 8.	Financial Statements and Supplementary Information

Consolidated Statements of Cash Flows, page 58

COMMENT 1.	We read your responses to comments 1 and 2. Since the substantial deferred purchase price receivables received on the sale of trade receivables and customer financing contracts represent non-cash investing activities, please tell us why the change in receivables line item shown in operating activities does not appear to be adjusted for this non-cash activity. Also, tell us your basis for presenting the deferred consideration in securitized receivables line item as a separate adjustment to reconcile net income to cash from operating activities, when deferred purchase price receivables are non-cash investing activities upon receipt and cash investing activities upon collection. Also, explain why this operating activities line item is a direct offset to the collection of deferred purchase price receivables line item in investing activities. Refer to ASC 230-10-45.

RESPONSE 1.

The impact on our statement of cash flows for the deferred purchase price receivables is shown as a component of the change in “Long-term receivables” for the customer financing transactions and as a component of “Other changes in operating activities, net” for the trade receivable securitization transactions. As a result, the change in the receivables line item in our statement of cash flows is reflective of a reduction in the outstanding amounts of accounts receivable as shown on our balance sheet. Our inclusion of additional portions of our business in the trade receivables securitization program is the main reason for the decrease in the accounts receivable balance between fiscal 2019 and fiscal 2020.

We have presented the “Deferred consideration in securitized receivables” as a separate line item in operating activities to reflect the change in the deferred purchase price receivable balance associated with cash collections on those receivables that are treated as an investing activity cash inflow. In future filings and for all periods presented therein, rather than showing the change in the deferred purchase price receivable balance as an adjustment to reconcile net income to cash from operating activities, we will present this line item within the “Changes in assets and liabilities, net of acquired” and will update the caption of this line item to “Deferred consideration in securitized receivables and customer financing transactions.” This prospective change has no impact on amounts previously reported as total cash (used in) provided by operating activities. Also, in future filings we will expand our financial statement footnote disclosures to include a rollforward of the deferred purchase receivable for both the trade receivables securitization program and the customer financing program.

The “Deferred consideration in securitized receivables” line item presented in operating activities is a direct offset to the “Collection of deferred purchase price receivables” line item in investing activities because historically any cash outflow needed to invest in additional beneficial interest in the securitization portfolio has been immaterial and presented net within the “Collection of deferred purchase price receivables” line item. In future filings and for all periods presented therein, we will separately state the amount of cash outflows to invest in additional beneficial interest in the securitization portfolio and, in accordance with ASC 230-10-45-7 to 45-9, we will separately report those amounts within the investing section of the statement of cash flows as a cash outflow.

If you require any additional information or have any questions, please call me at (651) 405-5142, Les B. Korsh, our general counsel, at (651) 681-3751, or Brett D. Anderson of Taft Stettinius & Hollister LLP, our outside counsel, at (612) 977-8417.

Sincerely,

/s/ Donald J. Zurbay
Donald J. Zurbay
Chief Financial Officer
Patterson Companies, Inc.